UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

               BOONTON ELECTRONICS CORPORATION
                        (Name of Issuer)

               Common Stock, par value $0.10 per share
                    (Title of Class of Securities)

                            099257107
                         (CUSIP Number)

                          Daniel Auzan
                         G.E.M. USA, Inc.
                     c/o Robert P. Regimbal, Esq.
         Graham, Curtin & Sheridan, A Professional Association
                         4 Headquarters Plaza
                       Morristown, NJ 07962-1991
                            (973) 292-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 19, 1998
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 099257107

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    G.E.M. USA, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /  /
           (b) /  /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED / /
    PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF            7.  SOLE VOTING POWER
SHARES                   374,266
BENEFICIALLY         -----------------------------------------
OWNED BY             8.  SHARED VOTING POWER
EACH REPORTING           None
                     ------------------------------------------
                     9.  SOLE DISPOSITIVE POWER
                         374,266
                     ------------------------------------------
                     10. SHARED DISPOSITIVE POWER
                         None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     374,266

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.76%

14. TYPE OF REPORTING PERSON
    CO

                            SCHEDULE 13D
                         CUSIP NO. 099257107
                          JANUARY 19, 1998

Item 1.       Security and Issuer.

              Common stock, par value $0.10 per share
              Boonton Electronics Corporation
              25 Eastmans Road
              Parsippany, New Jersey 07054


Item 2.       Identity and background.

(a)    G.E.M. USA, Inc. ("GEM")
(b)    c/o General Electronique Mesure, S.A.
       8/10 rue Nieuport
       78140 Velizy, France
(c)    N/A
(d)    No
(e)    No
(f)    Delaware - U.S.A.


(a)    General Electronique Mesure, S.A. ("GEMSA")
(b)    8/10 rue Nieuport
       78140 Velizy, France
(c)    N/A
(d)    No
(e)    No
(f)    France

(a)    GEM Technologies S.A. ("GEMT")
(b)    8/10 rue Nieuport
       78140 Velizy, France
(c)    N/A
(d)    No
(e)    No
(f)    France


(a)    Henri Triebel
(b)    8/10 rue Nieuport
       78140 Velizy, France
(c)    Chairman and CEO of GEMSA and GEMT, and President of GEM

(d)    No
(e)    No
(f)    France


(a)    Victor Tolan
(b)    1031 Segovia Circle
       Placentia, CA 92870
(c)    Vice President of GEM
(d)    No
(e)    No
(f)    U.S.A.

Item 3.       Source and Amount of Funds.

              $212,500.00 from working capital of G.E.M. USA, Inc.

Item 4.       Purpose of Transaction.

              The securities are being acquired from a former employee of the issuer as part of the settlement of a civil action brought by the former employee against the issuer to induce the former employee to dismiss the action and to release all claims against the issuer.


              (a)    G.E.M. USA, Inc. has purchased an
                     additional 106,250 shares of
                     common stock in Boonton Electronics
                     Corporation pursuant to Section 9 of that certain Stock Purchase and Settlement Agreement dated January 19, 1998 (a copy of which is attached hereto as Exhibit A).

              (b)    None.

              (c)    None.

              (d)    None.

              (e)    None.

              (f)    None.

              (g)    None.

              (h)    None.

              (i)    None.

              (j)    None.

Item 5.       Interest in Securities of the Issuer.

              (a) 374,266 shares of common stock owned by G.E.M. USA, Inc., representing approximately 22.76% of the outstanding stock of Boonton Electronics Corporation, with the option to acquire an additional 435,984 shares of common stock representing, after the issuance thereof, approximately 49.28% of the outstanding stock of Boonton Electronics Corporation.

              (b)    374,266 direct.

              (c)    None.

              (d)    None.

              (e)    N/A.

Item 6.       Contracts, Agreements, Understandings, etc.

              Reference is hereby made to (i) the
              Subscription and Option Agreement dated
              February 23, 1996 (a copy of which was filed with the original Schedule 13D), (ii) the Subscription and Option Agreement dated
              October 21, 1996 (a copy of which was filed with the first amendment to Schedule 13D, (iii) the Subscription and Option Agreement dated October 2, 1997 (a copy of which was filed with the second amendment to Schedule 13D), and (iv) the Stock Purchase and Settlement Agreement dated January 19, 1998 attached hereto as Exhibit A.



Item 7.       Exhibits.

              Stock Purchase and Settlement Agreement dated January 19, 1998 by and between Holmes Bailey, Judith Bailey, Boonton Electronics Corporation, G.E.M. USA, Inc., and Abel Sheng.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  G.E.M. USA, Inc.



                                  By:  /s/ Henri Triebel
                                       -----------------------
                                       Henri Triebel, President

DATED:  March 19th, 1998